SCHEDULE 13D
CUSIP No. 128030202		Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cal-Maine Foods, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

128030202
(CUSIP Number)

Adolphus B. Baker P.O. Box 2960 Jackson, Mississippi 39207 (601) 948-6813
(Name, address and telephone number of person authorized to receive notices and communications)

August 24, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 128030202		Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Jean Reed Adams, individually and in the capacities indicated herein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,476,669
	8	SHARED VOTING POWER	—
	9	SOLE DISPOSITIVE POWER	3,476,669
	10	SHARED DISPOSITIVE POWER	—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,476,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96%(1)
14	TYPE OF REPORTING PERSON* IN

(1) See details in answers to paragraphs (a) and (b) of Item 5 below.

SCHEDULE 13D
CUSIP No. 128030202		Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Adolphus B. Baker, individually and in the capacities indicated herein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,194,706
	8	SHARED VOTING POWER	235,473
	9	SOLE DISPOSITIVE POWER	6,194,706
	10	SHARED DISPOSITIVE POWER	235,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,430,179(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.26%(1)
14	TYPE OF REPORTING PERSON* IN

(1) See details in answers to paragraphs (a) and (b) of Item 5 below.

SCHEDULE 13D
CUSIP No. 128030202		Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cal-Maine Foods, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3320 Woodrow Wilson Avenue, Jackson, Mississippi 39209.

Item 2. Identity and Background.

(a), (b), and (c) This statement is jointly filed by the following persons in the capacities indicated (collectively, the “Reporting Persons”):

i. Jean Reed Adams, aka Jean Morris Adams (“Mrs. Adams”), individually, which also reflects shares received following the death of her late husband, Mr. Adams, including shares distributed to her upon termination of the Jean Reed Adams Revocable Trust, created by Mr. Adams by Revocable Trust Agreement dated the 20th day of July, 2018 (“Mrs. Adams’ Revocable Trust”), of which she served as sole trustee.

ii. Adolphus B. Baker (“Mr. Baker”), individually, which also reflects shares held by his spouse Dinnette Adams Baker (“Mrs. Baker”), as co-trustee of the Fred R. Adams, Jr. Daughters’ Trust (“Daughters’ Revocable Trust”) and as sole managing member of DLNL, LLC, a Delaware limited liability company (“Daughters’ LLC”).

The Reporting Persons are acting as a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

The address of each Reporting Person’s principal office is Cal-Maine Foods, Inc., P.O. Box 2960, Jackson, Mississippi 39207. Mrs. Adams is a private investor and spouse of the late Mr. Adams. Mr. Baker is Chairman of the Board, Chief Executive Officer of the Issuer and the husband of Mrs. Baker, a daughter of Mr. Adams who is a contingent remainder beneficiary under the Daughters’ Revocable Trust. Mr. Baker is the managing member, and Mrs. Baker and the Daughters’ Revocable Trust are non-managing members of the Daughters’ LLC.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) Each of the Reporting Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

An Amended and Restated Memorandum of Understanding, effective June 4, 2018, was entered into among Mrs. Adams and Mr. Baker (each individually and as co-conservator of the co-conservatorship of Mr. Adams), and other members of the family (the “MOU”). Pursuant thereto, as of July 20, 2018, the Reporting Persons entered into several instruments and agreements contemplated by the MOU (the “Agreements”) with respect to certain transactions to be effected by Mr. Adams and his family to facilitate certain estate planning matters (the “Transactions”). The Transactions are described in the Issuer’s definitive proxy statement as filed with the SEC on June 25, 2018 (“Proxy Statement”).

As described in the Proxy Statement, the Transactions included amendments to and a restatement of the Certificate of Incorporation, as amended (as so amended and restated, the “Restated Charter”), of the Company, to (i) change

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 8 Pages
the restrictions on who may hold shares of the Company’s Class A Common Stock, with 10 votes per share, without conversion into Common Stock, with one vote per share, (ii) make certain other changes negotiated with a special committee of the Company’s Board of Directors as described in the Proxy Statement, and (iii) update certain provision that were out-of-date, obsolete or inoperative and to correct one typographical error. Mrs. Adams and Mr. Baker voted FOR the proposals to approve such amendments in all of their capacities.

As described in the Proxy Statement, the Restated Charter facilitated estate planning for the Company’s late founder and Chairman Emeritus, Mr. Adams.

As previously disclosed, the Restated Charter was approved by shareholders at a special meeting on July 20, 2018 and was filed and became effective on July 20, 2018. As a result of shareholder approval and the filing and effectiveness of the Restated Charter, there were no further conditions to effect the transfers of shares to the trusts and limited liability company as described in the Proxy Statement.

Accordingly, the transfers of shares to the trusts and limited liability company as described in the Proxy Statement were completed as of August 14, 2018. In addition, the parties to the Share Exchange Agreement described in the MOU also effected the share exchange as of such date, rather than after the death of Mr. Adams as contemplated by the MOU. Accordingly, this Schedule 13D/A reports beneficial ownership of the Reporting Persons reflecting such share transfers and share exchange, in addition to the transactions disclosed below.

On August 24, 2020, 5,520,000 shares of Common Stock were sold by the Daughters’ Revocable Trust, and 1,380,000 shares of Common Stock were sold by Mrs. Adams, in a registered public offering, as described further in Item 5(c) below.

Except to the extent disclosed or incorporated herein, as of the date hereof, other than as noted herein, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of the matters enumerated above.

The Reporting Persons have in the past and may in the future make gifts of shares of Common Stock to certain charities, family members or friends. In addition, the shares of Common Stock held through the Issuer’s KSOP may be increased and/or subject to annual distributions as required under the terms of the KSOP and applicable law. As noted above, Mr. Baker is Chairman of the Board and Chief Executive Officer of the Issuer. In the course of performing his duties for the Issuer, Mr. Baker may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The table on Appendix A sets forth the details of the beneficial ownership of shares of Common Stock for each Reporting Person named in Item 2 as described in Item 4, including whether such person has sole or shared power to vote or to direct the vote and sole or shared power to dispose or direct the disposition of such shares.

(c) Within the past sixty days or since the most recent filing of this Schedule 13D, whichever is less, the persons named in response to paragraph (a) have effected the following transactions in the Issuer’s securities:
On August 24, 2020, the Daughters’ Revocable Trust sold 5,520,000 shares of Common Stock in a registered public offering, as follows:

SCHEDULE 13D
CUSIP No. 128030202		Page 6 of 8 Pages

Date of Transaction	No. of Common Shares	Sale Price Per Share	Type of Transaction
8/24/20	5,520,000	$39.00	Registered Public Offering on Nasdaq

On August 24, 2020, Mrs. Adams sold 1,380,000 shares of Common Stock in a registered public offering, as follows:

Date of Transaction	No. of Common Shares	Sale Price Per Share	Type of Transaction
8/24/20	1,380,000	$39.00	Registered Public Offering on Nasdaq

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Joint Filing Agreement dated June 5, 2018 (incorporated by reference from Schedule 13D/A-1 filed on June 5, 2018)
2	Amended and Restated Memorandum of Understanding dated May 14, 2018 (incorporated by reference from Schedule 13D/A-1 filed on June 5, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2018

/s/ Jean Reed Adams* Jean REED Adams
/s/ Adolphus B. Baker Adolphus B. Baker, individually, as co-trustee of the Fred R. Adams, Jr., Daughters’ Trust, and as managing member of DLNL, LLC
* By /s/ Adolphus B. Baker Adolphus B. Baker Attorney in Fact pursuant to Joint Filing Agreement incorporated herein as Exhibit 1

SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which

SCHEDULE 13D
CUSIP No. 128030202		Page 7 of 8 Pages
is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D
CUSIP No. 128030202		Page 8 of 8 Pages

Details of the beneficial ownership of shares of Common Stock for Item 5

		Voting Power	Dispositive Power	Common Stock Held of Record	Class A Common Stock Convertible Into Common Stock (1)	Common Stock in Issuer's KSOP	Unvested Restricted Stock	Total
	Record Ownership of Shares:
Row:
	After Registered Public Offering on August 24, 2020
A1	Daughters’ LLC (2)	Mr. Baker	Mr. Baker	1,087,956	3,487,192			4,575,148
A2	Daughters’ LLC (2)(3)	Mr. Baker	Mr. Baker		1,312,808			1,312,808
B	Late Fred R. Adams, Jr. (Mr. Adams)	Mrs. Adams	Mrs. Adams	-		531,159		531,159
C	Jean Reed Adams (Mrs. Adams)	Mrs. Adams	Mrs. Adams	2,945,510				2,945,510
D	Adolphus B. Baker (Mr. Baker)	Mr. Baker	Mr. Baker	139,021		146,607	21,122	306,750
E	Dinnette Baker (Mrs. Baker)	Mr. Baker	Mr. Baker	230,570		4,903		235,473

(1) Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time.
(2) The Daughters’ LLC is managed by Mr. Baker and owned by the Daughters’ Revocable Trust, Mr. Baker and Mrs. Baker.
(3) Reflects Class A Common Shares held by the Daughters’ LLC and contributed by Mr. and Mrs. Baker.

			Class A Common Stock Convertible into Common Stock from above Table	Amounts from above Table	% of Common Class (5)	Outstanding Common Stock (6)	Class A Common Stock (7)	Total

Source Rows from Above Table
	Mr. Baker
A1 + A2 + D		Sole voting power		1,394,706
E		Shared voting power		235,473
A1 + A2 + D		Sole dispositive power		1,394,706
E		Shared dispositive power		235,473
A1 + A2 + D + E		Total	4,800,000	1,630,179	13.26%	43,700,718	4,800,000	48,500,718
	Ms. Adams
B + C		Sole voting power		3,476,669
N/A		Shared voting power		0
B + C		Sole dispositive power		3,476,669
N/A		Shared dispositive power		0
B + C		Total	0	3,476,669	7.96%	43,700,718	0	43,700,718

(5)  Each share of Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.
(6)  Represents shares of Common Stock of the Issuer outstanding as of August 14, 2020, as reported on the Issuer’s prospectus supplement filed with the SEC on August 21, 2020.
(7)  Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, shares of Class A Common Stock beneficially owned by a Reporting Person are treated as converted into Common Stock solely for the purpose of computing the percentage ownership of such Reporting Person.